February 4, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1/A Filed January 16, 2015

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of January 27, 2015.  Each numbered paragraph below responds to the comment having the same number in the January 27, 2015 comment letter.

Dilution of the Price You Pay for Your Shares, page 15

1.     Your revisions to the dilution table in response to prior comment 1 do not appear to address the comment in its entirety; thus, we partially reissue such comment.

          Please revise the dilution information (e.g. increase per share, book value after offering per share, dilution to investors, and dilution as percentage) disclosed in the dilution table and elsewhere in your filing to ensure that they are computed based on the negative $0.0011 book value before offering per share as of October 31, 2014. Please also remove the old dilution table that immediately precedes the new dilution table.

          We have now amended our registration statement and provided the requested information in response to the Commission’s comments.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.

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